Veriglif

Software · Technology · Compliance · Api · B2B

Unlocking value for buyers, sellers and creators of personal data globally

VERIGLIF.COM NEW YORK


JAMES
WILSON
Veriglif CEO



There is no existing platform that offers validated, privacy-compliant data linked to the same consumer across multiple suppliers that also pays incentives to the consumer. It's critical that businesses have access to accurate privacy-compliant data to make important decisions.

James Wilson CEO @ Veriglif

Why you may want to support us...

1. Already raised $330K USD through notes and loans.
2. Successful pilot completed. MVP ready in May 2019.
3. 10 network partners already committed totaling over 5 million 1st-party consumer relationships.
4. 40 percent of the $76bn market research industry falls into our total available market.
5. GreenBook has a network of over 90,000 market research professionals globally, and is a major shareholder.
6. A team of 11 highly experienced industry professionals who have collectively raised over $60M USD on other projects.
7. IBM are already evaluating to include our validated data within their significant Mediaocean operation.
8. Free IIeX ticket (worth $1,495) with investments over $2k

Why investors ❤ us

WE'VE RAISED $704,658 SINCE OUR FOUNDING



I invested into Veriglif because I want to be a part of a Success Story of this New born baby whom I only see the sky being its limit. They say it takes a community to bring up a child If you have all these ingenious ideas to protect our ids by keeping data save for all then I will not hesitate to chip in the little that I have, to help you succeed and grow together as a family. Thanks for giving me the honor and the opportunity to be a part of this family. Together we shall grow boundlessly in the mighty name of Jesus. Amen.

Elvis N Enongene



Formerly a marketer at Peanut Labs/Research Now, I am very familiar with the early investors. AAA top-notch leadership team, with strong product vision, that gets the thumbs up from Who's Who in Research and Insights, automatically gets my vote! Excited to follow your progress on your journey...

Michael Chang

A technologist, I had worked on software and video games for 20+ years.
Looking to invest in life-changing products that change the world.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



James Wilson

CEO

My mantra is to simplify, automate and improve everything I work on. I love all things engineering, whether it be business process or technology systems. Founded and nurtured many technology start-ups for over 20 years



Lenny Murphy

Strategy

With almost 20 years of high visibility leadership roles in the Market Research industry Leonard "Lenny" Murphy is widely considered one of the most influential thought leaders and advisers in the world.



Henry Cheang

Chairman

Henry is a serial entrepreneur who has founded, operated and sold over 20 businesses since the 1990's across multiple industries. Henry was named Technology Future Leader in the 2014 Survey Technology Trendsetter Award.



Rolfe Swinton

Advisor / Partnership

Rolfe has been building start ups in the Market Research industry for 24 years.



Jason Buchanan

Advisor

Jason has spent the last 20 years leadership in executive roles in the Market Research industry



Lukas Pospichal

CMO

Lukas has 15 years experience in representing the Market Research trade body globally



Jonathan Ewert
Advisor
As a Partner of multiple Private Equity firms, Jonathan has served in board roles in many sectors



Patricio Pagani
AI / Analytics
Patricio has 20 years experience in AI development in the Market Research industry



Glen Robinson
CFO
A specialist in delivering corporate turnarounds with extensive international experience in private equity and global blue-chip organisations for over 18 years



Jin Lim
Marketing
Jin has 11 years Product and Marketing experience in the technology sector. Jin strives to bring human centered digital innovation together for business success

In the news

Downloads

Veriglif-Investor-v6.pdf

Invest in Veriglif and be part of the personal consumer data revolution.

In order to make good decisions and satisfy the ever-changing preferences of consumers, millions of companies around the world collect and analyze a significant amount of personal consumer data every single day. This demand is increasing every year.

However, the challenges associated with collecting and analyzing personal data are also increasing (GDPR, we're looking at you). Many very large companies are already running into very big problems with their business models. What this means is that **there is significant demand worth billions of dollars for verified, accurate, and permissioned consumer data that meets the requirements of increasingly stringent privacy legislation.**

For over 2 years, we at Veriglif have been reverse engineering a dedicated solution to this very significant opportunity. This is not one of those *fly by night* ideas that will go the way of the dodo bird in a short period of time. Our founding team of 11 industry professionals have a detailed behind-the-scenes understanding of this problem, and what the solution needs to be. It's Veriglif!


IBM Cloud Garage

Think of it as a digital platform that provides the connective tissue between buyers, sellers and creators of personal data, globally.

Not just things like responses to consumer surveys, it can include any type of data (Internet Of Things devices, purchasing behaviour and habits, etc) that someone wants to give permission to use and be rewarded for. Specifically, there are 4 key advantages that are a very big deal:

1. Validate Identity

A major problem in the world of 'digital identity' is that it is really difficult to determine if someone is who they say they are, for real! It is a murky world tarnished by bots, fraud and multiple profiles. Veriglif introduces ways to confirm digital identities automatically in real-time. This is most definitely a win for for those wanting to make better decision based on a verified 'true picture' of consumer tastes, opinions and behaviour.

2. Link Data

Although much has been written lately about how much money some companies are making out of the consumer data they collect and analyze, there is plenty of value being left on the table. Not only does Veriglif enable the linking of various data sources in a secure and privacy compliant manner, we enable a higher volume of transactions to occur, in ways that weren't previously available. Consumers will also have greater control of *their* data, and have more opportunities to share the revenue generated!

3. Catalog 'Inventory'

There is no point creating the world's largest consumer data ecosystem if it isn't easy for everyone to participate and navigate. Network participants will have access to an easy-to-use catalog of available consumer data to link to their existing data sources, buy or sell existing research data, and do it all with clicks of a mouse.

4. Transact securely

One of the most important features of Veriglif is the ability for all network participants to transact with confidence. With privacy legislation like GDPR making sharing and transacting consumer data more and more difficult, this is a big win. Veriglif also provides a 'transparent supply chain' so that data buyers and sellers can confirm permissions were indeed granted for data to be used in the first place. Our technology stack includes an enterprise-grade 'Blockchain' technology component from IBM that reliably and transparently traces permissions and transactions through the supply chain.

Why should you be as excited as we are?

We are all about connecting buyers, sellers and creators of personal consumer data. We are supporting industries that are collectively worth hundreds of billions of dollars to do what they are already doing, but way better. We are a B2B solution that solves real problems for companies that are looking for a solution.

Just like financial giants Paypal and Visa, we charge a very small fee (a few cents) on all transactions through our network. And just like the sharing economy giants AirBNB and Uber we do not own the personal data, but work with existing businesses who already have 1st party relationships in place. With millions of transactions already happening around the world everyday, we only need a moderate amount of activity to achieve our goals. Our transaction fee is separate from what is charged by data sellers within the network.



VERIGLIF NETWORK PARTNERS
L&E research
OVATIONMR
WORLDINSIGHT
GreenBook
DIRECTORY
1Q
Datawallet
BLACK PUMA
potentiate
powr of you
i360
branded
branded research inc.

We don't own consumer relationships directly (our network partners do) which means we have an opportunity to scale quickly and tap into significant demand that already exists.

Very soon, our network partners will access the system to initiate transactions based on rules established by sellers. We also don't store personally identifiable information, only the encrypted 'hashes' (get in touch if you would like to chat about the technical bits). What this means is that we won't be running into any problems with privacy legislation.

We are already half-way through our full Road-map

In other words, we are almost at the point where we are generating revenue, and have reached our early targets of committed early stage partners.


PROVISIONAL PATENT FILED
MAY 2018
MAY - OCT 2018
INITIAL CONCEPT AND PLANNING
Discussions with industry bodies and major industry players to understand the problem and validate the solution
DESIGN THINKING WORKSHOPS
Hosted by IBM and attended by major household brands, agencies, and panel providers to design the business model, technical solution and functional design (Version #1)
OCT 2018 - FEB 2019
MAR - MAY 2019
DEVELOPMENT OF VERSION #1
Version #1 to be built on Hyperledger that uniquely identifies consumers and validates their profile
BETA TESTING
Version #1 beta testing to be followed by deployment and integration with founding partners
MAY - JUN 2019
JUN 2019
ONBOARDING
Using Greenbooks reach of 90,000+ subscribers
DEVELOPMENT OF VERSION #2
Version #2 to be developed with consumer datagraph with buying and selling (transaction) capabilities
JUL - SEP 2019
OCT - NOV 2019
BETA TESTING
Version #2 beta testing followed by deployment with all partners
DEVELOPMENT OF Version #3
Version #3 to be developed with integration into ad tech platforms and self-sovereign identity protocols and capabilites
DEC 2019 - FEB 2020
MAR 2020
SCALING
Moving into other industries and onboarding further partners

What will we do with the funds?

We are almost complete the first stage of the network (May 2019) and will start beta testing shortly. This version allows us to identify and validate the same consumer across multiple data sources - all within the private enterprise blockchain and all within a micro-services architecture within Amazon Web Services (AWS).

Your investment will allow us to complete the second stage of the network. This version will allow the automatic creation a catalog of all available data on each consumer and to allow that data to be purchased in real-time.

Stage two allows us to achieve revenue as we charge a network fee to consume the data in the network.

Investor Q&A

— COLLAPSE ALL

What does your company do?

Veriglif is building a private blockchain, privacy compliant, validated 'network of networks' that allows data owners, buyers and sellers to transact for everyone's benefit. Consumer data allows businesses to create better products and services, so it is highly valuable. This data is often collected and stored in silos due to technical limitations and privacy challenges and the validity of this data is often poor. Consumers are not always fairly compensated for their data every time it is used.

Where will your company be in 5 years?

The $76bn market research industry is the first market we are targeting to automate and improve the existing ecosystem of monetizing consumer data. We will then move rapidly into other industries where we already have a strong interest for validated 1st-party data. For example, digital advertising, where our network can power the decision making process behind which online ad to display. Within 5 years we anticipate millions of transactions (and fees) every month within our network.

Why did you choose this idea?

There is no existing platform that offers validated, privacy-compliant data linked to the same consumer across multiple suppliers that also pays incentives to the consumer. It's critical that businesses have access to accurate privacy-compliant data to make important decisions.

What service does Veriglif actually provide?

Veriglif is a technology solution that allows various consumer data stakeholders (collectors, sample providers, buyers and consumers) to connect and transact. Veriglif does not directly compete with anyone in the existing research, data and insights ecosystem. We are the digital connective tissue, a 'network of networks', that allows consumer data to be verified and exchanged with full permission for mutual benefit of all - most importantly for the consumer.

How is Veriglif GDPR compliant?

Veriglif does not store or process any PII (Personally Identifiable Information) data. All network participants continue to own and control their data assets within their own platform. Only they will have access to the raw data. Veriglif will only store pseudonymised identity attributes for the purpose of verification and matching. Veriglif provides a complete lineage of all data assets transacted in the network that may be used by the consumer to request removal of their data from any network participant. Veriglif also supports global consumer opt-outs.

What is a Datagraph?

Think of it as an extensive verified permission-based view of consumers at the individual level, matched together from multiple independent sources of data. There is no central database, rather it is a distributed network of existing databases and platforms owned and operated outside the Veriglif network. Each network participant can fully control the amount of data they share and with whom they share it with.

How is Veriglif different from the existing consumer panel models within market research?

Veriglif is not creating a new panel or marketplace; it is creating a way for various organisations to participate together for the benefit of the entire ecosystem. Panel companies are invited to be part of the ecosystem, and those who are part of the ecosystem will have new opportunities to further monetise their existing data assets as well as validate and enrich them from other linked sources of data. Veriglif will not have any direct relationship with consumers and relies on its partners to recruit and incentivise the consumers each time their data is transacted.

What is the difference between public and private blockchain?

Our solution is based on IBM's enterprise grade permissioned private blockchain (known as Hyperledger Fabric) which is different to the more commonly known public blockchain (such as Bitcoin or Ethereum). Some of these differences include:
1) All network participants are identified and 'known' - there an no anonymous participants
2) Data may be private and only visible to the specified participants
3) There is no public mining to produce the blocks
4) Only those permitted by Veriglif may run a node of the network

Does that mean you can help to enrich first-party databases?

Yes, this is a major feature that Veriglif provides. 1st party databases can be enriched from any other linked data within the ecosystem in a permissioned way. There is no need to provide PII to anyone, and Veriglif does not take possession of any PII at any time, from any source.

What is a transaction?

A transaction is any data interaction with the network. There are many types of transactions, some have a cost associated with them and some have no additional charge. Examples of transactions include:
Enrolling an ID on the network
Verification of an ID
Querying an ID quality score sent by a data owner. It is not possible to query an ID unless permitted by the data owner
Purchasing data linked to an ID
Querying external data sets and attributes of an ID

How does a data supplier maintain their competitive advantages?

Veriglif, and all other participants, will not have access to the individual linked data stored within the data owners systems. Veriglif will query the network participants system to provide summarized results such has how many records meet a given criteria, for the purpose of informing a potential buyer. Participants may also prevent searching or purchasing of data by competitors if they wish to do so. There is no way for competitors within the ecosystem to gain an unfair advantage or uncover proprietary knowledge.

How will I know what type of information is available on a consumer?

Each piece of identity information (attributes of a person or entity) is categorised with a standard taxonomy. The actual raw data is hashed and not visible to anyone including Veriglif. However, this will still allow a data buyer to search for and enrich their consumer data with additional attributes as required.

How will you be sure that consumer records match?

Prior to hashing (encryption) all records are normalized/standardized for consistency, and optionally broken down into components (e.g. an address is broken into city, state, etc) and alternatives created where possible (e.g. a name without the middle name); these greatly increase the chances of matching. If the hash values match 100% according to the matching rules applied then we can be sure that the records match.

If two or more data suppliers have the same consumer record, can one request additional data from the other?

Yes, Veriglif will enable this type of data enrichment only if each data supplier approves it. Each network participant will be categorized (e.g. research buyer, sample supplier, etc) and permission rules can be set for each category or a specific network participant to prevent a direct competitor from accessing your data.

Who can see details of a transaction?

Only the participants to a transaction can see the transaction details and directly download/view any linked data that is purchased as part of the transaction. The purchased data does not pass through the Veriglif network.

What is a strong identifier?

A strong identifier is an attribute of an identity that is likely to be globally unique and proof that the identity represents a real person. For example, strong identifiers include a social security number or other government identification numbers (licence, passport etc). These will produce a much higher identity score.

What is an identity score?

An identity score is a metric that represents the 'strength' of the identity record. The strength is calculated by a weighted sum of all the identity attributes that are a match with an internal or external validated source.

What about third-party identification?

We will also (if requested) conduct third party verification for individual identities. These may vary but could include things like credit reporting agencies, or KYC style check at the high end of the spectrum. We also have a number of network participants who have large lists of pre-verified identities to match against.

What is the cost of using the system?

The exact pricing is still to be determined, but we expect there to be small cost (of a few cents) associated with certain transactions on the network. There are also some implementation costs (post-Pilot) for non-founding members. Either Veriglif can assist our partners with implementation, or the partners in-house IT teams can do that.

How do we know you won't pivot your business model and either start charging more or start dealing directly with consumers?

Veriglif is publicly committed to being the digital connective tissue that brings the world's consumer data ecosystems together. If we were to radically pivot in a way that was considered unfair, the market would simply not tolerate this. It is not in our best interests. Additionally we are actively inviting the industry to take an ownership stake in Veriglif which comes with the advantages of full transparency.

How do you prevent fraud?

The key driver of 'fraud' is the inability to verify a person's true identity (if indeed they are a person). Through our revolutionary data matching methodology against external validated sources, Veriglif provides a 'true picture' of a person's identity. This improves targeting capabilities, eliminates duplication, and introduces detailed data traceability.

What about hacking and security? Won't you be a big target for hackers?

We will be ISO 27001 certified. Our system will never store raw data, only hashed (pseudonymised) data. The hash will be computed with military grade and cryptographically secure hash algorithms. Visibility of hashed data is also controlled by permissions; participants can decide what data they want to make available and with whom they make it available.

Can participants restrict the sale of their data to their competitors?

Yes. The private enterprise blockchain technology that we are using (Hyperledger Fabric) requires all participants to be identified and also allows you to choose with whom you transact with. For example, a sample provider may choose to prevent all other sample providers from purchasing their data or they may individually select only those other sample providers that are allowed to purchase their data.

How does Veriglif overcome fraudsters and third-party bad actors?

Veriglif will ensure that all participants are identified. This will ensure that no-one can transact anonymously and all operations will be traceable by Veriglif. Additionally the design of the data storage means that we never store PII, only hashed data.

Can you tell me how consumers will be rewarded for the sale of their data?

Given the varying complexity of incentives, consumers will continue to be rewarded in the same way they are right now by their data agents (the network participant acting on their behalf). Veriglif will provide the data agents with a real-time transaction log to allow them to pay incentives to consumer each time their data is sold.

Financials

Veriglif has financial statements ending December 31 2019. Our cash in hand is $121,138.25, as of December 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $25,000/month, and operational expenses have averaged $40,000/month.

At a Glance

January 1 to December 31

$0
Revenue

-$355,839
Net Loss

$0
Short Term Debt

$669,658
Raised in 2019

$121,138
Cash on Hand
As of 12/31/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Veriglif is building a private blockchain, privacy compliant, validated 'network of networks' that allows data owners, buyers and sellers to transact for everyone's benefit. Consumer data allows businesses to create better products and services, so it is highly valuable. This data is often collected and stored in silos due to technical limitations and privacy challenges and the validity of this data is often poor. Consumers are not always fairly compensated for their data every time it is used.

The $76bn market research industry is the first market we are targeting to automate and improve the existing ecosystem of monetizing consumer data. We will then move rapidly into other industries where we already have a strong interest for validated 1st-party data. For example, digital advertising, where our network can power the decision making process behind which online ad to display. Within 5 years we anticipate millions of transactions (and fees) every month within our network.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Veriglif Inc. was incorporated in the State of Delaware in October 2018.

Since then, we have:

- Already raised $330K USD through notes and loans.
- Successful pilot completed. MVP ready in May 2019.
- 10 network partners already committed totaling over 5 million 1st-party consumer relationships.
- 40 percent of the $76bn market research industry falls into our total available market.
- GreenBook has a network of over 90,000 market research professionals globally, and is a major shareholder.
- A team of 11 highly experienced industry professionals who have collectively raised over $60M USD on other projects.
- IBM are already evaluating to include our validated data within their significant Mediaocean operation.

Historical Results of Operations

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0. We expect to report revenues in the coming year as the product has emerged from Beta

- *Assets.* As of December 31, 2019, the Company had total assets of $360,185, including $157,223 in cash. As of December 31, 2018, the Company had $169,261 in total assets, including $121,138 in cash.

- *Net Loss.* The Company has had net losses of $355,839 and net losses of $251,702 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $715,934 for the fiscal year ended December 31, 2019 and $400,800 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $335,000 in debt and $65,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 7 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Veriglif Inc. cash in hand is $121,138.25, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $25,000/month, and operational expenses have averaged $40,000/month, for an average burn rate of $65,000 per month. Our intent is to be profitable in 12 months.

We completed the Wefunder capital raise and have taken on a major customer with significant potential. We are preparing for a final raise to complete the product development and take the business into sustainable revenues.

Expenses will remain consistent at approx $30k per month over next 3-6 months. Our discussions with traditional funds and family offices was delayed due to C-19 so we competed the initial MVP and raced to get to generation a product. We have a cash balance to get us to the end of the year and we expect to start a further raise before then.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: N/A

Gross Margin: N/A

Return on Assets: -99%

Earnings per Share: -$0.03

Revenue per Employee: $0

Cash to Assets: 44%

Revenue to Receivables: ~

Debt Ratio: 199%

Veriglif 2019 Audited Financial Statements.pdf

Veriglif 2018 Audited Financial Statements.pdf

Veriglif Inc. - FInancial Report - Group.pdf

Risks

1. The Company has not yet generated any revenue and requires further funding to complete the full product development. Should the Company be unsuccessful in raising funds, it may have difficulty in completing the development. To minimize this risk, the Company will attempt to raise funds from traditional investors in addition to Wefunder.

2. The Company itself is in the product development stage and is subject to all the risks incident to the creation and development of a new product. In order to prosper, the success of the Company will depend partly upon the ability to produce a product accepted by the market research industry. To minimize this risk, we have spent over 6 months in discussions, a pilot and design thinking workshops to define the product scope, test part of the hypothesis and to define the business value.

3. The Company relies on data suppliers to make their data available and distributors to re-sell. Data supplier may also require further approval from their consumers to participate, which may hinder adoption. To minimize this risk, the Company has sought a commitment from 10 companies (known as founding members) that have pre committed to use the network once development is complete. To minimize this risk, the Company is also initially working within the market research ecosystem where there is a long history of rewarding consumers to participate in sharing their data.

4. Our future success depends on the efforts of a small full-time team. The loss of services of the members of the team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. This risk is minimized by the fact all critical team members are shareholders with loans in the company. Additionally all shareholders have vesting shares over 5 years

5. The Company has no known direct competitor, but may face competition from larger organisations with more resources if they decide to copy the product. To minimize this risk, the Company has a provisional patent (that can be converted to a full patent) covering the more critical parts of the product.

6. Legislation may be introduced that restricts the use of personal data. To minimize this risk, the Company will never store raw personal data and almost all of our data suppliers will have a first-party opted-in relationship with the consumer who is being given incentives to participate.

7. Henry Cheang is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

8. Glen Robinson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Scott Miller	Chairman @ United Exports	2020
Jonathan Ewert	Board Member @ CapZone Impact Investments LLC	2019
Leonard Murphy	Senior Partner @ Gen2 Advisory Services, LLC	2018
Lukas Pospichal	Managing Director @ NY AMA Communication Services, Inc DBA GreenBook	2018
James Wilson	CEO - Veriglif @ NetReflector, Inc.	2018
Henry Cheang	Group CEO @ Potentiate Pty Ltd	2018

Officers

OFFICER	TITLE	JOINED
Glen Robinson	CFO Treasurer	2018
James Wilson	CEO President	2018
Henry Cheang	Chairman	2018

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY
10/2019	$294,314	Convertible Note
12/2018	$35,000	Convertible Note
12/2019	$122,094	Convertible Note
12/2019	$188,250	Convertible Note
01/2019	$65,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/05/2018	$35,000	2.0%	20.0%	$6,500,000	07/15/2020
01/30/2019	$65,000	2.0%	20.0%	$6,500,000	01/30/2021
12/31/2019	$188,250	2.0%	20.0%	$6,500,000	12/31/2020
12/31/2019	$122,094	2.0%	20.0%	$6,500,000	12/31/2020

Outstanding Debts

None.

Related Party Transactions

Name	James Paul Wilson & Ors
Amount Invested	$35,000
Transaction type	Loan
Issued	12/05/2018
Outstanding principal plus interest	$35,000 as of 04/2019
Interest	0.0 per annum
Maturity	12/05/2020
Relationship	Shareholders

The full list of related parties are:

Glen Edward Robinson Henry Woon Mun Cheang James Paul Wilson Jason Paul Buchanan Leonard Frank Murphy Lukas Pospichal Patricio Javier Pagani Phillip James Denley Rolfe William Swinton Say Jin Lim New York AMA Communication Services Inc. Potentiate Pty Ltd

Name	NY AMA Communication Services, Inc DBA GreenBook
Amount Invested	$122,094
Transaction type	Convertible Note
Issued	01/28/2019
Outstanding principal plus interest	$94,266 as of 04/2019
Interest	2.0 per annum
Discount rate	20.0
Maturity	01/28/2021
Converted	Yes
Valuation cap	$6,500,000
Relationship	Shareholder

Name	Potentiate Pty Ltd
Amount Invested	$188,250
Transaction type	Convertible Note
Issued	12/31/2019
Outstanding principal plus interest	$73,444 as of 04/2019
Interest	2.0 per annum
Discount rate	20.0
Maturity	12/31/2021
Converted	Yes
Valuation cap	$6,500,000
Relationship	Shareholder

Name	Potentiate Pty Ltd
Amount Invested	$188,250
Transaction type	Convertible Note
Issued	12/31/2019
Outstanding principal plus interest	$73,444 as of 04/2019
Interest	2.0 per annum
Discount rate	20.0
Maturity	12/31/2020
Outstanding	Yes
Current with payments	Yes
Valuation cap	$6,500,000
Relationship	Shareholder

Name	New York AMA Communication Services Inc. DBA Greenbook
Amount Invested	$122,094
Transaction type	Convertible Note
Issued	12/31/2019
Outstanding principal plus interest	$94,266 as of 04/2019
Interest	2.0 per annum
Discount rate	20.0
Maturity	12/31/2020
Outstanding	Yes
Current with payments	Yes
Valuation cap	$6,500,000
Relationship	Shareholder

Name	See notes for full list
Amount Invested	$35,000
Transaction type	Convertible Note
Issued	12/05/2018
Outstanding principal plus interest	$35,000 as of 04/2019
Interest	2.0 per annum
Discount rate	20.0
Maturity	07/15/2020
Outstanding	Yes
Current with payments	Yes
Valuation cap	$6,500,000
Relationship	shareholders/founders

Use of Funds

$60,000	92.5% Towards Product Development (specifically software development wages to complete the first version, conduct pilot testing, complete the second version and again further pilot testing. The second version will enable revenue) 7.5% Towards Wefunder fees
$1,070,000	59.5% Towards Product Development (specifically software development wages to complete the first version, conduct pilot testing, complete the second version and again further pilot testing. The second version will enable revenue) 12% Toward business development 21% Towards Loans 7.5% Towards Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	3,717,072	1,903,513	No
Common	10,000,000	10,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.